REFERENCE FORM 2Itaú U0nibanco2 Holdi4ng S1 .A. Itaú Unibanco Holding S.A. REFERENCE FORM Base Date: 12.31.2024 (in accordance with Attachment C to CVM Resolution No 80 of March 29, 2022 “CVM Resolution No 80”) Identification ltaú Unibanco Holding S.A., a corporation enrolled under the National Register of Legal Entities/Ministry of Finance (CNPJ/MF) under No. 60.872.504/0001-23, with its Articles of lncorporation registered with the Trade Board of the State of São Paulo under NlRE No. 35.3.0001023-0, and registered as a publicly-held company with the Brazilian Securities and Exchange Commission ("CVM") under No. 19348 ("Bank" or "lssuer"). Head Office The lssuer's head office is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Investor Relations Office The lnvestor Relations department is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Conceição, 12º andar, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. The Group Head of lnvestor Relations is Mr. Gustavo Lopes Rodrigues. The lnvestor Relations Department's telephone number is +5511 2794-3547, fax number is +55 11 5019-8717, and email is ri@itau-unibanco.com.br. lndependent Auditors Firm PricewaterhouseCoopers Auditores Independentes Ltda. for the years ended 12/31/2024, 12/31/2023 and 12/31/2022. Bookkeeping Agent Itaú Corretora de Valores S.A. Stockholders Service The lssuer's stockholders' service is carried out at the branches of ltaú Unibanco S.A., the head office of which is located at Praça Alfredo Egydio de Souza Aranha, 100, Torre Walther Moreira Salles, Parque Jabaquara, in the City and State of São Paulo, Brazil, Zip Code 04344-902. Newspapers from which the Company discloses lnformation O Estado de São Paulo newspaper. Website The information contained on the Company's website is not an integral part of this Reference Form. https://www.itau.com.br/relacoes-com-investidores/en/ Last update of this Reference Form 09/03/2025 2 Historical resubmission Version Reasons for resubmission Date of update V2 Updated items: 7.1D, 7.3, 7.4 and 7.8 06/11/2025 V3 Updated items: 7.3, 7.4 and 7.8 06/24/2025 V4 Updated items: 3.1, 3.2 and 8.1 08/05/2025 V5 Updated items 4.4, 4.5, 4.7 and 12.7 08/14/2025 V6 Updated items 7.4, 7.8 and 12.7 09/03/2025 3 7.4 Composition of committees Administrator Name: Taxpayer ID (CPF): ALEXANDRE DE BARROS 040.036.688-63 Profession: Date of birth: Engineer 09/06/1956 Profissional experience: Alexandre de Barros (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Vice President of the Technology department from 2011 to 2015, Executive Officer from 2005 to 2010, Senior Managing Officer from 2004 to 2005 and Managing Officer from 1994 to 2004. Mr. de Barros served as a Member of the Board of Directors of Serasa S.A. from 2003 to 2007, having acted as its Chairman from 2006 to 2007, as a Member of the Board of Directors of Diagnósticos da América S.A. (DASA) from 2015 to 2023. He was also as member of Dexcos' Board of Directors from 2020 to 2024 and the IT and Digital Inbovation Committee from 2017 to 2024. He holds a Bachelor’s degree in Aeronautics Infrastructure Engineering from Instituto Tecnológico de Aeronáutica (ITA), São José dos Campos, São Paulo, Brazil, a specialization in Risk Management from INSEAD, Fontainebleau, France, and an MBA degree from New York University, New York, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 No Position held: Description of other position held: Member of the Committee (Efective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 06/18/2025 Annual 06/16/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): 4 ALFREDO EGYDIO SETUBAL 014.414.218-07 Profession: Date of birth: Business Administrator 09/01/1958 Profissional experience: Alfredo Egydio Setubal Position and term of office Non-executive Member of the Board of Directors since 2007. Experiences, skills and abilities Financial sector and capital markets At Itaúsa S.A., he has been CEO and Investor Relations Officer since 2015 and a Member of the Board of Directors since 2008. He has also been the Chairman of the Board of Directors of Dexco S.A. since 2021 and a Member of their Board since 2015. He has also been a Member of the Board of Directors of Alpargatas S.A. since 2017 and of Copa Energia since 2020. He served as Chairman of the National Association of Investment Banks (ANBID) between 2003 and 2008. He has been a Member of the Superior Committee for Guidance, Nomination and Ethics of the Brazilian Institute of Investor Relations (IBRI) since 2010, having been the Chairman of its Board of Directors between 2000 and 2003. He was also a Member of the Board of Directors of the Brazilian Association of Listed Companies (ABRASCA) between 1999 and 2017. He is currently the Chairman of the Environmental, Social and Climate Responsibility Committee and a Member of the Disclosure and Trading Committee, the Nomination and Corporate Governance Committee and the Personnel Committee of Itaú Unibanco. ESG He has been the Chairman of the Board of Trustees of the Itaú Foundation, institution responsible for social initiatives aimed at education (in partnership with UNICEF and other NGOs) and the democratization and appreciation of Brazilian culture and Chairman of the Decision-Making Council of the São Paulo Museum of Art (MASP) since 2015. He has been a Member of the Board of Directors of the São Paulo Biennial Foundation since 2009. He is also a Member of the Board of Directors of the São Paulo Museum of Modern Art (MAM) and of the Institute of Contemporary Art (IAC). Academic background He holds Bachelor’s and Postgraduate degrees in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee 5 Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/29/2015 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Chairman of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: 6 n/a n/a Administrator Name: Taxpayer ID (CPF): ÁLVARO FELIPE RIZZI RODRIGUES 166.644.028-07 Profession: Date of birth: Lawyer 03/28/1977 Profissional experience: Álvaro Felipe Rizzi Rodrigues, a Member of the Partners Program, has been an Officer at the Itaú Unibanco Group since 2014. He is currently responsible for the following Legal Departments: Wholesale Banking and Companies Banking (responsible for legal issues related to investment banking, brokerage services, treasury, wealth management services – asset management, private banking, banking products for companies, allocated funds and onlending, international loans and foreign exchange), Civil Litigation, Proprietary M&A, National and International Corporate Affairs, Corporate Governance, Anti-Trust, as well as for the Ombudsman’s Office and Government Relations Department of Itaú Unibanco. Mr. Rodrigues had been previously responsible for the Legal Retail Banking Department (responsible for legal issues related to products and services for the individual customers’ segment – checking account, payment account, cards, acquiring services, payroll loans, real estate loans, vehicle financing, consortia, insurance, pension plans, capitalization operations, etc.). He has also been an Officer at the Fundação Itaú since 2019. He joined the Itaú Unibanco Group in 2005, serving as Legal Manager and, after that, he served as Legal Superintendent (2005 to 2014). He also worked in the Corporate Law and Contract Law departments (1998 to 2005), at Tozzini Freire Advogados. He holds a Bachelor’s degree in Law from the Faculdade de Direito da Universidade de São Paulo (USP), São Paulo, Brazil. Mr. Rodrigues has also attended a specialization course in Corporate Law from the Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil. He holds a Master of Laws (L.L.M.) from the Columbia University Law School, New York, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/28/2022 Conviction 7 Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ANA LÚCIA DE MATTOS BARRETTO VILLELA 066.530.828-06 Profession: Date of birth: Pedagogic 10/25/1973 Profissional experience: Ana Lúcia de Mattos Barretto Villela (non-executive member) Position and term of office Non-executive Member of the Board of Directors since 2008. Experience, skills and abilities Financial sector, capital markets and other sectors She has held several positions at the Itaú Unibanco Group, including Member of the Board of Directors (1996 a 2001). She also serves as Co-founder of MFF&CO, a global impact entertainment studio, with operations in São Paulo (Brazil), Los Angeles (United States) and London (United Kingdom), since May 2024; Co-Founder of Alana Down Syndrome Center at MIT since 2019; Alternate Member of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. since 2018; Member of Itaú’s Personnel Committee since 2018; Member of Itaú’s Nomination and Corporate Governance Committee since 2018; Vice Chairwoman of the Board of Directors (non-executive member) of Itaúsa S.A. since 2017; Member of the Advisory Board of Itaú Social since 2017; Co-founder of AlanaLab since 2014; Co-founder of Maria Farinha Filmes since 2009; Founding Chairwoman of the Alana Foundation since 2012; CEO of the Alana Institute since 2002; and Fellow Ashoka since 2010. ESG Member of the Environmental, Social and Climate Committee since 2019 (previously called Social Responsibility Committee); Member of Itaúsa’s Sustainability and Risks Committee since 2021; She has also been a member of the Stanford Down Syndrome Research Center Advisory Board since January 2022; Ms. Villela was a Board Member of Participant, a media and entertainment organization founded by the social entrepreneur Jeff Skoll, from March 2022 to July 2024; She was a member of the UCLA Lab School’s Board of Advisors from May 2022 to July 2024; She was a Member of the Advisory Board of the Akatu Institute (2013 to 2017); She was a Member of the Advisory Board of the Fairplay Organization (2015 to 2017); She was a Member of the Advisory Board of Conectas (2003 to 2018); She was a Member of the Sustainability Committee of Dexco (2015 to 2018); She was an Alternate Member of the Board of Directors of Dexco (2018 to 2020). Information technology and security Since 2018, she has been the first representative from Latin America on the Innovation Board of XPrize, a non-profit organization set up by Peter Diamandis, who designs and manages global competitions to 8 encourage the development of new technologies that could help solve some of the major challenges of humankind. From 2019 to 2024, the Alana Foundation, which was co-founded by Ms. Villela, supported the XPrize Rainforest competition aimed at fostering the creation of new technologies able to map the biodiversity of tropical forests. Academic background She holds a Bachelor’s degree in Education with a qualification in School Administration and a Master’s degree in Educational Psychology, both from the Pontifícia Universidade Católica de São Paulo (PUCSP), São Paulo, Brazil. She also took a graduate course in Business Administration at Fundação Armando Álvares Penteado (FAAP), São Paulo, Brazil (incomplete) and a postgraduate course in Third Sector Administration at Fundação Getulio Vargas (FGV), São Paulo Brazil (incomplete). Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/26/2018 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees n/a No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/26/2018 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee 9 Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): CANDIDO BOTELHO BRACHER 039.690.188-38 Profession: Date of birth: Business Administrator 12/05/1958 Profissional experience: Candido Botelho Bracher Position and term of office Independent Member of the Board of Directors since April 2024, having been Non-executive Member of the Board of Directors since 2003. Experiences, skills and abilities. Financial sector and capital markets He has held several positions at the Itaú Unibanco Group, including CEO between 2017 and 2021, Wholesale Banking Senior Vice President between 2015 and 2017 and Vice President between 2004 and 2015. He has been a member of the Board of Directors of Mastercard Incorporated since 2021. Mr. Bracher served as a member of the Board of Directors of B3 S.A. between 2009 and 2014 and of the Pão de Açúcar Group between 1999 and 2013. He was a founding partner of the corporate bank BBA Creditanstalt, a joint venture created in 1988. Risk management He was CEO of Itaú Unibanco Holding S.A. and, during that period, he was in charge of risk management at the executive level, chairing seven superior risk councils, such as the Superior Market and Liquidity Risk Management Council, the Superior Operational Risk Council and the Superior Credit Council. In these forums, he resolved upon corporate risk policies, risk management, risk appetite and the risk culture of the Organization. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is a Member of the Superior Bioeconomy Council of Fundação Getulio Vargas (FGV) and is highly involved in initiatives for the environmental protection of the Brazilian Pantanal biome. He is a Member of the Board of Directors of the Acaia Institute, which develops educational actions aimed at preserving the Pantanal biome. He also completed his training in Climate Change offered by the Brazilian Institute of 10 Corporate Governance (IBGC) in 2021, by means of the Chapter Zero initiative, a global network for engaging Boards in climate challenges. He is also columnist for the Folha de São Paulo newspaper. Academic background He holds a Bachelor’s degree in Business Administration from Fundação Getulio Vargas (FGV), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 09/29/2022 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/29/2021 Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/29/2021 11 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 01/31/2019 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/30/2025 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): CARLOS HENRIQUE DONEGÁ AIDAR 076.630.558-96 Profession: Date of birth: Economist 10/19/1965 Profissional experience: Carlos Henrique Donegá Aidar, a member of the Partners Program, has been an Officer since 2008 and a member of the Disclosure and Trading Committee at the Itaú Unibanco Group since 2015. Mr. Aidar is currently in charge of the Financial Control Office and his main duties are: preparing the conglomerate’s parent company and consolidated financial statements; liaising with regulatory bodies, auditors and the Federal Revenue Service; preparing financial statements under the IFRS; carrying out Tax and Corporate Management of all companies in Brazil and abroad; and preparing the Conglomerate’s Accounting Policies. He started his career at the Itaú Unibanco Group in 1986, and was a Controllership Officer from 12 2008 to 2014, being responsible for the Financial Planning and Managerial Control Office, in charge of the conglomerate’s budget planning in its managerial, accounting and tax aspects, the control and determination of results of the many departments of the conglomerate, sales channels, products, branches and clients, business financial planning support and management of the departments comprising the conglomerate, granting support to the conglomerate cost system management, and analysis and submission of results to executive committees. He holds a Bachelor’s degree in Economics from Faculdade de Ciências Econômicas de São Paulo da Fundação Escola de Comércio Álvares Penteado (FECAP), São Paulo, Brazil, and a Postgraduate degree in Finance from Universidade de São Paulo (USP), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/29/2015 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): CESAR NIVALDO GON 154.974.508-57 Profession: Date of birth: Businessman 07/09/1971 Profissional experience: Cesar Nivaldo Gon Position and term of office An Independent Member of the Board of Directors since 2022. Experience, skills and abilities Financial sector and capital markets 13 He is a member of the Board of Directors of the Lean Enterprise Institute – LEI and was a member of the board of Raia Drogasil S.A. (2021 to 2023). An active investor in venture capital and startup funds, Mr. Gon led the IPO of CI&T Inc. on the New York Stock Exchange (NYSE), and is a member of the Board of Directors of Fundo Patrimonial Lumina Unicamp since 2020. He was named Entrepreneur of the Year in Brazil by EY (EY Entrepreneur Of The Year™) in 2019. Technology and information security He is the founder and CEO of CI&T (NYSE: CINT), a global company specialized in software engineering solutions, such as AI and Hyper Digital, modernization, cloud services, data analytics, cybersecurity and digital product design, since 1995. He is the chairman of the board of Sensedia, a leading company in the API Management market. He has a long history in the market as an important spokesperson on leadership development, digital transformation and artificial intelligence. He also worked as a Tech Advisor at the board of the Boticário Group from 2020 to 2023+. Academic background He holds a Bachelor's degree in Computer Engineering and a Master's degree in Computer Science, both from the Universidade Estadual de Campinas, Brazil. He has co-authored the book “Faster, Faster: The Dawn of Lean Digital” (2020) and is a MIT Sloan Management Review columnist. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the committee Chairman of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/27/2024 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/30/2025 Conviction: 14 Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): FABRICIO BLOISI ROCHA 263.679.838-21 Profession: Date of birth: Businessman 05/09/1977 Profissional experience: Fabricio Bloisi Rocha Position and term of office An Independent Member of the Board of Directors since 2023. Experiences, skills and abilities Financial sector, capital markets and other sectors He has been CEO at Prosus, Chairman of the iFood’s Board of Directors, CEO at Naspers and founder of the Movile Group. He also serves as a member of the Innovation Board of XPrize. Social projects Mr. Rocha promotes educational projects through its Fundação 1Bi aimed at supporting education by means of technology. He also supports projects such as "Meu Diploma do Ensino Médio" (“My High School Diploma”) and "Movimento Tech" (“Tech Movement”), which foster the high school and technological education in Brazil through iFood. In 2023, he was appointed as a UN spokesperson for education on SDG 4 for Brazil and joined the Economic and Sustainable Development Council of the Presidency of the Republic. Academic background He holds a Bachelor’s degree in Computer Engineering (CoE) from the Universidade de Campinas (UNICAMP), Campinas, São Paulo, Brazil, and a Master’s degree in Business Administration from the Fundação Getulio Vargas (FGV), São Paulo, Brazil. In 2013, he has also attended the Executive Program for Growing Companies, Strategy, Finance, Leadership for companies in the growth stage at the Stanford Graduate School of Business, California, U.S. In 2022, Mr. Rocha completed the OPM (Owners/President Management, Business Administration and Management) program at the Harvard Business School, Massachusetts, U.S. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: 15 Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/27/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): FERNANDO BARÇANTE TOSTES MALTA 992.648.037-34 Profession: Date of birth: Systems Analyst 04/14/1968 Profissional experience: Fernando Barçante Tostes Malta (independent member) born on April 14, 1968, has been a member of the Audit Committee at the Itaú Unibanco Group since 2023. He has held several positions at the Itaú Unibanco Group, including executive officer from 2015 to 2021. He also served in the Internal Controls and Compliance Office from 2016 to 2021, where he oversaw the group’s non-financial risks, the E&S Risk Department, operational risks and compliance from 2017 to 2021, information security, anti money laundering (AML) and fraud prevention, and the coordination of the operational risk control at foreign units. He served as Officer of Card Operations, Redecard, Real Estate Loans, Vehicle Financing, Consortia, Collection, Legal Operations, and all active customer services from 2015 to 2016. Mr. Malta was also an Officer of the Customer Service, Card Operations and Services, Real Estate Loans, Vehicle Financing, Consortia and Insurance and Capitalization Operations departments from 2013 to 2015. He was an Officer of the Customer Service, Operations and Services of the Consumer Credit department (cards and financing companies) from 2011 to 2013, a Customer Service Officer of the Consumer Credit department (cards and financing companies) from 2009 to 2011, and Channels and CRM Officer (Unibanco, before the merger) from 2004 to 2009. He started his career in 1988, having held several positions. He also worked in the management of the Channels, Branches and Institutional Portfolio departments and engaged in several projects and initiatives from 1995 to 2008. He was also an Alternate member of the board of directors of Tecnologia Bancária S.A., a Deputy member of the board of directors of Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento, and an Alternate member of the board of directors of Financeira Itaú CBD Crédito, Financiamento e Investimento and of Banco Carrefour S.A., a member of the board of directors of Itaú BBA International PLC and Itaú BBA USA Securities Inc. Mr. Malta was an Officer of the Anti-Money Laundering Council of the Brazilian Federation of Banks (FEBRABAN) in 2021. He holds a bachelor’s degree in information technology from PUC-RJ, Rio de Janeiro, Brazil, an MBA degree from Fundação Dom Cabral, São Paulo, Brazil, extension course in Strategy from the Kellogg School of Management at Northwestern University, Illinois, U.S., and extension course in Bank Management from Swiss Finance Institute (SFI), Zurich, Switzerland. 16 Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 06/18/2025 Annual 06/01/2023 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GABRIEL AMADO DE MOURA 247.648.348-63 Profession: Date of birth: Business Administrator 08/18/1975 Profissional experience: Gabriel Amado de Moura Position and term of office Member of the Partners Program since 2011, has been an Officer of the Executive Committee and CFO at the Itaú Unibanco Group since September 2024. Experiences, skills and abilities Financial sector, capital markets and other sectors He was appointed CEO of Banco Itaú Chile in January 2020, and has served as CFO at Itaú CorpBanca since April 2016. He joined Itaú Unibanco in 2000 and became a partner in 2017. He has over 24 years of experience in asset management, risk management and mergers and acquisitions. Mr. Moura held the position of investment manager for the pension fund, endowment and insurance business lines. He was also a risk manager in the Wealth Management department and has been a member of the board of directors of a number of companies of the Itaú Unibanco Conglomerate in Brazil and abroad. Before joining the bank, he worked at BBVA Asset Management and Itaú Bankers Trust. 17 He has been the CEO since July 2024 and Chairman of the Board of Directors of Investimentos Bemge S.A. since September 2024 and Chairman of the Board of Directors of Dibens Leasing S.A. since July 2024. Academic background He holds an MBA degree from Wharton School, University of Pennsylvania, U.S. Management body: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 10/22/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): GERALDO JOSÉ CARBONE 952.589.818-00 Profession: Date of birth: Economist 08/02/1956 Profissional experience: Geraldo José Carbone (Non-Management Member) has been a Member of the Compensation Committee at the Itaú Unibanco Group since 2019. He has held several positions at the Itaú Unibanco Group, including Director Vice President from 2008 to 2011 and Member of Board of Directors from 2006 to 2008 and from 2017 to 2018. He has been a Managing Partner at G/xtrat Consultoria Econômica Ltda. and at GC/Capital Empreendimentos e Participações Ltda. since 2011. Mr. Carbone was the CEO from 1997 to 2006, Vice Chairman of the Asset Management Division from 1994 to 1997 and Officer at the Economics Department and the Investment Research Unit in Brazil from 1991 to 1994 of Bank Boston, as well as Chief Economist at Bunge y Born from 1982 to 1987. 18 He holds a Bachelor’s degree in Economics from Universidade de São Paulo, São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 01/31/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator: Name: Taxpayer ID (CPF): GUSTAVO LOPES RODRIGUES 219.738.878-94 Profession: Date of birth: Business Administrator 11/18/1980 Profissional experience: Gustavo Lopes Rodrigues Position and term of office Gustavo Lopes Rodrigues has been a partner since 2021, Investor Relations Officer and Chairman of the Disclosure and Trading Committee since August 2024 at the Itaú Unibanco Holding S.A. and has also served as Investor Relations Officer at Investimentos Bemge S.A. since June 2024 and at Dibens Leasing S.A. since August 2024. Experience, skills and abilities Financial sector, capital markets and other sectors He has more than 20 years of experience, has built his career in various areas within Finance and served as Superintendent of Investor Relations between 2017 and 2024. Academic background Bachelor’s degree in Business Administration. 19 Management body: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 08/16/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): JOÃO MOREIRA SALLES 295.520.008-58 Profession: Date of birth: Economist 04/11/1981 Profissional experience: João Moreira Salles Position and term of office He has been a (non-executive) Member of the Board of Directors at the Itaú Unibanco Group since 2017. Experience, skills and abilities Financial sector, capital markets and other sectors He has held a number of positions at the Itaú Unibanco Group, including Officer at IUPAR – Itaú Unibanco Participações S.A. since 2018, having been a member of its Board of Directors (2015 to 2018). Mr. Moreira Salles is currently an Officer of Brasil Warrant Administração de Bens e Empresas S.A. (BWSA), and CEO of BW Gestão de Investimentos (BWGI). He has also been a member, since 2019, of the Board of Directors of Verallia, a glass packaging company listed in France, and of the board of Alpargatas since 2022, where he was already a member of its Finance Committee. Before joining BW, he had been an Investment Banker at J. P. Morgan Chase, New York, U.S. Academic background 20 He holds a Bachelor’s degree in Economics from the Instituto de Ensino e Pesquisa (INSPER), São Paulo, Brazil, a Master’s degree in Economics from the Columbia University, GSAS, New York, U.S., a Master’s degree in Finance from the Columbia University, GSB, New York, U.S., and a Ph.D. in Economic Theory from the Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Member of the committee (effective) Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 05/25/2017 Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/29/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): JOSÉ VIRGILIO VITA NETO 223.403.628-30 Profession: Date of birth: Lawyer 09/13/1978 Profissional experience: 21 José Virgilio Vita Neto Position and term of office He is a member of the Partners Program, has been an Officer of the Executive Committee at the Itaú Unibanco Group since 2023, leading the Legal, Ombudsman’s, Governmental Relations and Sustainability departments. Experiences, skills and abilities Financial sector, capital markets and other sectors He started his career at the Itaú Unibanco Group in 2000 as a lawyer and was elected as Officer in 2011. He is also an Executive Officer at the Brazilian Federation of Banks (FEBRABAN). Academic background He holds a Bachelor’s degree in Law from Universidade de São Paulo (USP), São Paulo, Brazil; a Master’s degree in Contract Law from Universidad de Salamanca, Salamanca, Spain; a Ph.D. in Contract Law from Universidade de São Paulo (USP) São Paulo, Brazil, and has attended the Authentic Leadership Development Program from Harvard Business School, Boston, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 01/18/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): LUCIANA PIRES DIAS 251.151.348-02 Profession: Date of birth: Lawyer 01/13/1976 22 Profissional experience: Luciana Pires Dias (Independent Member) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2020. She has been a partner at L. Dias Advogados since 2016, where she serves as an Advisor, Arbitrator and Opinion Giver in financial and capital market issues. She has been a Professor at Escola de Direito da Fundação Getulio Vargas (FGV) since 2008. She has been a Member of the Board of Directors of AMBEV S.A. since 2023. She was an Officer from 2011 to 2015 and Market Development Superintendent at Brazilian Exchange and Securities Commission (CVM) from 2007 to 2010. Ms. Dias was a representative of CVM at the Corporate Governance Committee of the Organization for Economic Co-operation and Development (OCDE) from 2011 to 2015 and at the Latin-American Roundtable on Corporate Governance organized by OCDE from 2009 to 2015. She served in law firms in São Paulo and Rio de Janeiro, Brazil, and in New York, U.S. from 1998 to 2006. She holds Bachelor’s and Master’s degrees and a Ph.D. in Business Law from Escola de Direito da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master of the Science of Law (J.S.M) from Stanford Law School, Stanford University, California, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 06/18/2025 Annual 08/07/2020 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): MARCOS MARINHO LUTZ 147.274.178-12 23 Profession: Date of birth: Naval Engineer 12/30/1969 Profissional experience: Marcos Marinho Lutz has been a member of the Board of Directors of Itaú Unibanco Holding S.A. since April 2025. Has served as the Chairman of the Board of Directors of Ultracargo Logística S.A., Companhia Ultragaz S.A. and Ultrapar Mobilidade S.A. since 2025 and of Hidrovias do Brasil S.A. since 2024. He has also been the Vice Chairman of the Board of Directors of Ultrapar Participações S.A. since 2023, having been its Board Member (2021 to 200). He has been a Member of the Board of Directors of Votorantim S.A. since 2020 and of Corteva Agrisciense since 2019, the Chief Executive Officer of Ultrapar Participações S.A. since 2022 and a Member of the People and Sustainability Committee and an Officer of Ultra S.A. Participações since 2021. Mr. Lutz served as Chairman of the Infrastructure Council of the Federação das Indústrias do Estado de São Paulo – FIESP (2015 to 2021); a Member of the Board of Directors (2008 to 2020), having been Chairman (July to December 2020) of Rumo Logística S.A., CEO of Cosan S.A. – Indústria e Comércio (2009 to 2020); a Board Member of Raizen S.A. (2013 to 2020), Comgás S.A. (2008 to 2020) and of Moove S.A. (2008 to 2020), and Member of the Board of Directors of Monsanto S.A. (2014 to 2018). He holds a Bachelor’s degree in Naval Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil, and a Master’s degree in Business Administration from the Northwestern University’s Kellogg School of Management, Illinois, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/30/2025 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): MARIA ELENA CARDOSO FIGUEIRA 013.908.247-64 24 Profession: Date of birth: Economist 11/29/1965 Profissional experience: Maria Elena Cardoso Figueira (Independent Member) has been a Member of the Audit Committee at Itaú Unibanco Group since August 2025. She has served as partner and owner of Figueira Consultoria Econômica Eireli – EPP since December 2014. She has been a Fiscal Council Member at Camil Alimentos S.A. since May 2020, and served as President from May 2022 to July 2025; a Member of the Audit and Risk Committee at Hospital Sírio Libanês since July 2021 and its Coordinator since April 2024; a Fiscal Council Member at the Brazilian Business Council for Sustainable Development – CEBDS since June 2023; an Independent Member of the Audit Committee at HOB Eventos, Treinamento e Publicações Ltda. since August 2024; an Alternate Member of the Fiscal Council at Enercan – Campos Novos Energia S.A. (Votorantim Group) since May 2025. She also served as an Independent Member of the Audit Committee (2018 to 2025) and Financial Specialist (2021 to 2025) at Banco Santander (Brasil) S.A.; an Independent Member of the Audit Committee (2022 to 2023) at BR Properties S.A.; Fiscal Council Member (2022 to 2023) and Alternate Member of the Fiscal Council (2021 to 2022) at B3 S.A.; Independent Member of the Audit Committee (2020 to 2021) at Lojas Americanas S.A.; Alternate Member of the Fiscal Council (2019 to 2020) at CCR S.A.; Independent Member and President of the Advisory Committee (2017 to 2018) at HSBC Brasil S.A. – Banco de Investimento; President and Independent Member of the Advisory Board and Audit and Risk Committee (2014 to 2016) at HSBC Bank Brasil S.A. – Banco Múltiplo; Project Director (2012 to 2014) at Banco Santander, S.A. – Spain; Coordinator and Independent Member of the Audit Committee (2004 to 2012) and Financial Specialist (2011 to 2012) at Banco Santander (Brasil) S.A.; Director of Tax Consulting for Financial Institutions and International Taxation (2003 to 2004) at KPMG Corporate Finance; Director of Accounting and Financial Control (2001 to 2002) at Banco Bilbao Vizcaya Argentaria Brasil S.A.; Deputy Director of Tax Planning (1999 to 2001) at Banco Santander Brasil S.A.; Tax Manager (1991 to 1999) at Arthur Andersen Consultoria Fiscal-Financeira S/C Ltda. She holds a Bachelor's degree in Economics from the Pontifical Catholic University of Rio de Janeiro (PUC-RJ), Rio de Janeiro, Brazil. She completed the Senior Executive Management Program (SEMP) at IESE/University of Navarra, Spain, and MBA in Luxury Management from Fundação Armando Alvares Penteado (FAAP). Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 No Position held: Description of other position held: Member of the Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 25 08/28/2025 Annual Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): MARIA HELENA DOS SANTOS FERNANDES DE SANTANA 036.221.618-50 Profession: Date of birth: Economist 06/23/1959 Profissional experience: Maria Helena dos Santos Fernandes de Santana Position and term of office Independent Member of the Board of Directors since 2021 and President of the Audit Committee since 2023 (independent member). Experiences, skills and abilities. Financial sector, capital markets and other sectors She has been an independent member of the Board of Directors since 2021 and an independent member of the Audit Committee since 2022, serving as President since April 2023. She also served as a member of the Audit Committee of Itaú Unibanco Holding from 2014 to 2020. She is a Member of the Board of Directors and Chairwoman of the Audit Committee of CI&T Inc. and a Member of the Board of Directors of Fortbras S.A. She was a Member of the Board of Directors and Chairwoman of the Audit Committee of XP Inc. between 2019 and 2021 and had previously served as Chairwoman of the Audit Committee of XP Investimentos S.A. between 2018 and 2019. She was a Member of the Board of Directors of Bolsas y Mercados Españoles (BME) between 2016 and 2020. She was also a Member of the Board of Trustees of the IFRS Foundation between 2014 and 2019. She was a Member of the Board of Directors and Coordinator of the Audit Committee of Totvs S.A. between 2013 and 2017, and a Member of the Board of Directors of CPFL Energia S.A. between 2013 and 2015. She also served as Chairwoman, between 2007 and 2012, and Commissioner, between 2006 and 2007, of the Brazilian Securities and Exchange Commission (CVM), representing CVM at the Financial Stability Board (FSB) between 2009 and 2012. She was the Chairwoman of the Executive Committee at the International Organization of Securities Commissions (IOSCO) between 2011 and 2012. ESG Between 2011 and 2012, she was a Member of the International Integrated Reporting Council (IIRC), where she later also served as a Member of the Governance and Nominating Committee, until the creation of the Value Reporting Foundation. She worked at the São Paulo Stock Exchange (current B3 S.A.) between 1994 and 2006, where she was involved in the creation and was responsible for the 26 implementation of the Novo Mercado and other corporate governance segments. She was Vice President of the Brazilian Institute of Corporate Governance (IBGC) between 2004 and 2006, having been a Member of its Board of Directors between 2001 and 2006. She has also been a Member of the Latin- American Roundtable on Corporate Governance (OECD) since 2000. She was a Member of the Board of Directors and Coordinator of the People, Appointments and Governance Committee at Oi S.A. between 2018 and 2023. She served as a Member of the Board of Directors and as Chairwoman of the Corporate Governance Committee of Companhia Brasileira de Distribuição S.A. between 2013 and 2017. She was acknowledged with the Excellence in Corporate Governance award by the ICGN – International Corporate Governance Network, in 2012. Academic background She holds a Bachelor’s degree in Economics from Faculdade de Economia, Administração, Contabilidade e Atuária da Universidade de São Paulo (FEA-USP), São Paulo, Brazil. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 No Position held: Description of other position held: Chairman of the Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 06/18/2025 Annual 01/02/2023 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Chairman of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/29/2021 Conviction Type of Conviction: Description of the conviction: 27 n/a n/a Administrator: Name: Taxpayer ID (CPF): MILTON MALUHY FILHO 252.026.488-80 Profession: Date of birth: Business Administrator 06/08/1976 Profissional experience: Milton Maluhy Filho Position and term of office He is a partner, has been a chief executive officer since 2021. Experiences, skills and abilities Financial sector, capital markets and other sectors He has served as our CFO and a CRO. He has held several positions at the Itaú Unibanco Group, including vice president from 2019 to 2020, and CEO of Itaú CorpBanca (Chile) from 2016 to 2018, being responsible for the merger of two banks, CorpBanca and Banco Itaú Chile. He joined the Itaú Unibanco Group in 2002 and was elected officer in 2007. Academic background He holds a bachelor’s degree in Business Administration. Committees: Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/27/2024 Conviction: Type of Conviction: Description of the conviction: n/a n/a 28 Administrator: Name: Taxpayer ID (CPF): PAULO ANTUNES VERAS 179.984.168-58 Profession: Date of birth: Engineer 09/01/1972 Profissional experience: Paulo Antunes Veras Position and term of office An Independent Member of the Board of Directors and a member of the Personnel Committee at Itaú Unibanco since 2023 Experience, skills and abilities Financial sector, capital markets and other sectors He is an investor in startups and an independent member of the Board of Directors of Localiza and a member of the Advisory Board of Boticário and Klubi. He was the founder and CEO of 99, the first Brazilian unicorn. He was an officer and board member at Endeavor, a high-impact entrepreneurship NGO. He was an independent member of the Board of Directors of B2W until 2021. Academic background He holds a Bachelor’s degree in Mechatronics Engineering from the Escola Politécnica da Universidade de São Paulo (Poli-USP), Brazil. He holds an MBA degree from INSEAD. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/25/2024 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No 29 Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/27/2024 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/30/2025 Conviction: Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): PEDRO LUIZ BODIN DE MORAES 548.346.867-87 Profession: Date of birth: Economist 07/13/1956 Profissional experience: Pedro Luiz Bodin de Moraes Position and term of office An Independent Member of the Board of Directors since 2008. Experience, skills and abilities Financial sector and capital markets He was a member of the Board of Directors of Unibanco – União de Bancos Brasileiros S.A. between 2003 and 2008. He has been a partner at Cambuhy Investimentos Ltda. since 2011 and at Ventor Investimentos Ltda. since 2009. He was a partner at Icatu Holding S.A. between 2005 and 2014. He was also a partner and Officer at Banco Icatu S.A. between 1993 and 2002. He was Vice President of the 30 Associação Nacional dos Bancos de Investimentos (ANBID) between 1994 and 2001, and a Professor in the Department of Economics at the Pontifícia Universidade Católica do Rio de Janeiro between 1985 and 1990. Risk management He is currently the Chairman of the Risk and Capital Management Committee of Itaú Unibanco, and his previous experience in risk management has fully entitled him to hold the chair of this Committee. His duties include supporting the Board of Directors in defining the institution’s risk appetite and supervising the risk and capital management and control activities, aimed at ensuring their adequacy to the risk levels assumed and complexity of the operations. He served as Officer of the Monetary Policy of the Central Bank of Brazil from 1991 to 1992. The duties related to this position included managing and enforcing monetary and foreign exchange policies, establishing technical guidelines for managing the Brazilian international reserves and defining policies for payment arrangements, clearing and settlement houses and other Financial Market infrastructures. ESG From 1990 to 1991 he was an Officer at Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the main instrument for enforcing the Federal Government’s investment policy and whose mission is to promote the sustainable and competitive development of the Brazilian economy by generating jobs and reducing social and regional inequalities. Academic background He holds a Bachelor’s degree in Economic Sciences from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ), Brazil. He holds a Master’s degree in Economics from the Pontifícia Universidade Católica do Rio de Janeiro, Brazil. He is a Ph.D. in Economics from the Massachusetts Institute of Technology (MIT), Cambridge, Massachusetts, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Capital and Risk Management Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: 31 Committee member (effective) Member of the Related Parties Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/25/2013 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/30/2025 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): PEDRO MOREIRA SALLES 551.222.567-72 Profession: Date of birth: Banker 10/20/1959 Profissional experience: Pedro Moreira Salles Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He is a Co-chairman of the Board of Directors of Itaú Unibanco Holding S.A. and was also the Chairman of this Board between 2009 and 2017. He was a Member of the Board of Directors of Unibanco in 1989 and was its chairman from 1997 to 2004. In 2004, he became CEO of Unibanco and remained in the position until 2008, the year of the merger with Banco Itaú. He is the Chairman of the Board of Directors of Companhia Brasileira de Metalurgia e Mineração (CBMM) and the Chairman of the Board of Directors 32 of Alpargatas S.A. He is also the Chairman of the Board of Directors of Companhia E. Johnston de Participações and the Chairman of the Board of Directors of IUPAR – Itaú Unibanco Participações S.A. He is Vice Chairman of the Board of Directors of Brasil Warrant and partner and joint CEO of Cambuhy Investimentos. He was a member of the Board of Directors of TOTVS and between 2017 and 2022 he was Chairman of the Board of Directors of the Brazilian Federation of Banks (FEBRABAN). ESG He is also the Chairman of the Board of Directors of the Unibanco Institute, an institution that works to improve public education in Brazil through education management. He is a Member of the Decision- Making Council and the Board of Associates of INSPER, a non-profit institution dedicated to education and research, and a Member of the Guidance Council of the Symphony Orchestra Foundation of the State of São Paulo (OSESP). He is also a Member of the Board of Directors of the Todos pela Saúde (All for Health) Institute, which combats sanitary emergencies in Brazil, and a Member of the Board of Directors of the Moreira Salles Institute, which is dedicated to promote and preserve cultural heritage. Academic background He holds a Bachelor’s degree, magna cum laude, in Economics and History from the University of California, Los Angeles, U.S. He attended the Owner/President Management (OPM) program at Harvard University in the U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Nomination and Corporate Governance Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Personnel Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/24/2009 33 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Chairman of the Committee Chairman of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Environmental, Social and Climate Responsibility Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 01/31/2019 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/27/2024 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): 34 RENATO LULIA JACOB 118.058.578-00 Profession: Date of birth: Bank Clerk 05/10/1974 Profissional experience: Renato Lulia Jacob has been a partner and an Officer at the Itaú Unibanco Group where he has been responsible since April 2024 for the Corporate Strategy, Investor Relations and Corporate Development and has been a member of the Disclosure and Trading Committee since 2019. He served as Group Head of Investor Relations and Market Intelligence and Chairman of the Disclosure and Trading Committee (2020 to 2024). Mr. Jacob has been at the Itaú Unibanco Group for 23 years, having held several positions, including CEO and Member of the Board of Directors at Itau BBA International plc, in the United Kingdom, and Member of the Boards of Directors at Itau International, in the U.S., and Itau Suisse, in Switzerland from 2016 to 2020, a Managing Director of Banco Itau Argentina S.A. from 2006 to 2010 and a Managing Director, Head of CIB Europe from 2011 to 2015. He has been an Independent Member of the Board of the Royal Institution of Great Britain, in the United Kingdom. He was an Independent Member of the Board of the Fight for Peace International from 2017 to 2022 and fellow of the Institute of Directors from 2015 to 2017. He holds a Bachelor’s degree in Civil Engineering from Universidade de São Paulo (USP), São Paulo, Brazil, and has attended the Advanced Management Program and taken part in the CEO Academy, both from the Wharton School of the University of Pennsylvania, Philadelphia, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Disclosure and Trading Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 04/25/2019 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): 35 RICARDO BALDIN 163.678.040-72 Profession: Date of birth: Accountant 07/14/1954 Profissional experience: Ricardo Baldin (Independent Member and Financial Specialist) has been a Member of the Audit Committee at the Itaú Unibanco Group since 2021. He has held several positions at the Itaú Unibanco Group, including as Executive Officer, Internal Audit at Itaú Unibanco S.A. from 2009 to 2015. He has been the Audit Committee Coordinator of Alpargatas S.A. since 2018 and of Eneva S.A. since 2019, a Member of the Supervisory Council of Metalúrgica Gerdau S.A. since 2020, and a Member of the Board of Directors of Terra Santa Propriedades Agrícolas since 2021. He is currently a Business Consultant at RMB Assessoria e Consultoria Empresarial e Contábil EIRELI. He served as a Member of the Governance of Financial Institutions Committee at IBGC from 2021 to 2023, a Member of the Board of Directors and a Member of the Audit Committee of XP Investimentos S.A. from 2020 to 2021, a Member of the Audit Committee of Totvs S.A. in 2020, a Member of the Board of Directors and the Audit Committee Coordinator of Ecorodovias from 2018 to 2020, a Member of the Supervisory Council and subsequently of the Board of Directors of Fundo Garantidor de Crédito (FGC) from 2018 to 2019, a Member of the Audit Committee of the Interbank Payment Clearinghouse (CIP) in 2014 and of Tecnologia Bancária (TECBAN) in 2015 and the Audit Committee Coordinator of Redecard S.A. from 2013 to 2014. He was the Controllership, Technology and Internal Control and Risk Officer of the National Bank of Economic and Social Development (BNDES) from 2016 to 2017. Mr. Baldin has worked as an independent auditor for 31 years and was a former partner at PricewaterhouseCoopers Auditores Independentes and also the partner in charge for the Financial Institutions Group at PwC in South America, having coordinated a number of engagements in this region, including assessing both the Ecuadorian Financial System and the Brazilian Public Financial System, in addition to having participated in a number of due diligence projects in connection with this system. He holds a Bachelor’s degree in Accounting from Universidade do Vale do Rio dos Sinos, São Leopoldo, Rio Grande do Sul, Brazil, and has attended a number of specialization courses in corporate governance, administration and finance from IBGC, Fundação Dom Cabral, São Paulo, Brazil, and Fundação Getulio Vargas (FGV), São Paulo, Brazil, as well as from other entities, in addition to a number of internal courses at PwC. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 No Position held: Description of other position held: Committee member (effective) 36 Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 06/18/2025 Annual 06/16/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): RICARDO VILLELA MARINO 252.398.288-90 Profession: Date of birth: Engineer 01/28/1974 Profissional experience: Ricardo Villela Marino Position and term of office Non-Executive Vice Chairman of the Board of Directors since 2020. Experience, skills and abilities Financial sector and capital markets He has been the Chairman of the Latin America Strategic Council since 2018, leading the innovation and exploration of growth opportunities throughout the region, and is the Chairman of Banco Itaú Chile. He has held a number of positions at the Itaú Unibanco Group since 2002, including Vice President between 2010 and 2018, and CEO for Itaú Latam operations (Argentina, Chile, Paraguay and Uruguay). He started his career at Banco Credit Commercial de France (CCF), worked with fixed income and stock market at Banco de Investimentos Garantia (CSFB) and at Goldman Sachs Asset Management in New York and London, where he was a portfolio manager for Emerging Markets. He served as the Chairman of the Federation of Latin American Banks (FELABAN) and was named a Young Global Leader by the World Economic Forum (WEF). He has been an alternate member of the Board of Directors since 2011. Financial inclusion and entrepreneurship He is responsible for creating business models to the crypto market contributing to financial inclusion through digital assets. He currently serves as Vice Chairman of Humanitas 360, a non-profit organization focused on catalyzing social and civic entrepreneurship among young people. He is the Chairman of Instituto PDR, an organization aimed at investing and preparing new entrepreneurs with a focus on social academic transformation. He is also a member of the Advisory Board of Visa Latin America and of the MIT Sloan School of Management. Academic background 37 He holds a Bachelor’s degree in Mechanic Engineering from the Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He holds a Master’s degree in Business Administration from the MIT Sloan School of Management, Cambridge, Massachussets, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 05/03/2010 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ROBERTO EGYDIO SETUBAL 007.738.228-52 Profession: Date of birth: Engineer 10/13/1954 Profissional experience: Roberto Egydio Setubal Position and term of office Non-executive Co-Chairman of the Board of Directors since 2017. Experiences, skills and abilities Financial sector, capital markets and other sectors He started his career at Banco Itaú in 1980, having held several positions before he was appointed as CEO in 1994, a position he held until April 2008. In that year, after the merger between the banks Itaú and Unibanco, he became CEO of Itaú Unibanco Holding S.A. and held that position until 2017. He has been a Member of the Board of Directors of Itaúsa S.A. since 2021 and is currently the Vice Chairman. He is also a Member of the Board of Directors of CCR S.A. He was a Member of the Board of Directors of Petrobras between 2000 and 2002 and a Member of the Board of Directors of Shell Plc. between 2017 and 2020. He was a member of the International Monetary Conference (IMC) between 1994 and 2020, 38 and the Chairman in 2015. He was the Chairman of the Brazilian Federation of Banks (FEBRABAN) between 1997 and 2000 and the Chairman of the Board of this institution between 2011 and 2017. He was a Member of the Board of Directors of the Institute of International Finance (IIF), having served as Vice Chairman between 2003 and 2014, and he was a Member of the International Advisory Committee of the Federal Reserve Bank of New York between 2002 and 2008. In 2011, he was named Banker of the Year by Euromoney magazine, and in 2015 he was elected, for the second time, the best executive in Brazil. Risk management During his term as CEO of Itaú Unibanco Holding S.A., until 2017, he oversaw risk management at the executive level, chairing seven superior risk councils, such as the Superior Audit and Operational Risk Management Council, the Superior Credit Council and the Superior Risk Policy Council, where he addressed corporate risk policies, risk management, risk appetite and the risk culture of the company. He is currently a Member of the Risk and Capital Management Committee, providing support in defining, reviewing and approving the risk appetite, strategies and institutional risk policies. ESG He is also a Member of the Board of Directors of Centro de Liderança Pública (CLP), a cross-party organization that seeks to engage society and develop public leaders to face urgent problems in Brazil. In 2003, he was appointed as a Member of the Economic and Social Development Council (CDES) and holds this position to date. Academic background He holds a Bachelor’s degree in Production Engineering from Escola Politécnica da Universidade de São Paulo (USP), São Paulo, Brazil. He also holds a Master’s degree in Engineering Science from Stanford University, California, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Compensation Committee No Position held: Description of other position held: Chairman of the Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 05/25/2017 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Capital and Risk Management Committee 39 Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Strategy Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/24/2009 Type of committee: Type of audit: Nominated by the Controlling stockholder: Other Committees No Position held: Description of other position held: Committee member (effective) Member of the Customer Experience Committee Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 04/30/2025 Annual 06/27/2024 Conviction Type of Conviction: Description of the conviction: n/a n/a Administrator Name: Taxpayer ID (CPF): ROGÉRIO CARVALHO BRAGA 625.816.948-15 Profession: Date of birth: Lawyer 01/30/1956 Profissional experience: Rogério Carvalho Braga (Independent Member) has been a Member of the Audit Committee of the Itaú Unibanco Group since 2021 and is a Member of the Board of Directors of Banco Itaú Chile (formerly named Itaú CorpBanca). He has held several positions at the Itaú Unibanco Group, including Officer in 40 2020 and Corporate Manager of Marketing, Franchise and Products at Itaú CorpBanca from 2016 to 2018. He joined the Itaú Unibanco Group in 1999 and was elected Officer in 2000. He holds a Bachelor’s degree in Law from Pontifícia Universidade Católica de São Paulo (PUC-SP), São Paulo, Brazil, and an MBA degree from Pepperdine University, Malibu, California, U.S. Committees Type of committee: Type of audit: Nominated by the Controlling stockholder: Audit Committee Audit Committee A Statutory Audit Committee non adherent to CVM Instruction nº 23/21 No Position held: Description of other position held: Committee member (effective) Date of election: Date of investiture: Term of office: Date of beginning of first term: 04/30/2025 06/18/2025 Annual 06/16/2021 Conviction Type of Conviction: Description of the conviction: n/a n/a 7.8. Provide other information that the issuer deems relevant Additional information on item 7.1 In accordance with items 7.1 “a”, ‘d’ and “e”, we confirm compliance with the measures set out in Annex B of the B3 Issuers Regulations relating to Environmental, Social and Corporate Governance (ESG) issues. Additional information on item 7.1 “d” Please note that the answers mentioned in item 7.1. “d” is based on self-declaration. The data provided considers the members of the Board of Directors and Fiscal Counsil elected in April 2025. The data provided considers the members of the Executive Board elected until March 31, 2025. With regard to item 7.1. d) i. total number of members, grouped by self-declared gender identity: the category “prefer not to answer” includes employees who did not answer the selfdeclaration and those who answered the option “prefer not to answer”. 41 With regard to item 7.1. d) iii. total number of people with disabilities, characterized under the terms of the applicable legislation: the category “prefer not to answer” includes employees who did not answer the self-declaration and those who answered the option “prefer not to answer”. With regard to item 7.1. d) iv. total number of members grouped by other diversity attributes that the issuer deems relevant: we inform you that there is no data on other relevant diversity attributes, but due to system limitations there is no specific field for including this information. Additional information on item 7.3 1. Total number of meetings held per body in 2024: Body Meetings Board of Directors 18 Fiscal Council 6 Audit Committee 65* Disclosure and Trading Committee 4 Strategy Committee 5 Capital and Risk Management Committee 12 Nomination and Corporate Governance Committee 3 Related Parties Committee 11 Personnel Committee 4 Compensation Committee 6 Customer Experience Committee 3 Environmental, Social and Climate Responsibility Committee 3 (*) The Audit Committee met on 65 days and held a total of 324 meetings in 2024. 2. Independence criterion for the Members of the Board of Directors and Audit Committee: The members of the Board of Directors Candido Botelho Bracher, Cesar Nivaldo Gon, Fabricio Bloisi Rocha, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras e Pedro Luiz Bodin de Moraes are deemed independent in accordance with Article 140, paragraph 2 of Brazilian Corporate Law, and Article 5 and subsequent articles of Attachment K of Resolution nº 80/22 of the Brazilian Securities and Exchange Commission (CVM). All members of the Audit Committee are deemed independent, in accordance with the applicable regulation and under the terms and conditions provided for in the Bylaws and they may not: a) be, or have been, in the past (12) twelve months: (i) an officer of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (ii) an employee of the Company, its controlling company or associates, controlled or jointly-controlled companies, directly or indirectly; (iii) a responsible technician, officer, manager, supervisor or any other member, with management duties, of the team involved in the audit work at the Company; or (iv) a member of the fiscal council of the Company, its controlling company or associates, 42 controlled or jointly-controlled companies, directly or indirectly; b) be a spouse, a partner or relative in a direct or a collateral line or by affinity, up to twice removed, of the persons mentioned in items “a”, “(i)” and “(iii)”; and c) hold positions, in particular in advisory councils, boards of directors or fiscal councils in companies that may be considered competitors in the market or generate a conflict of interest. 3. Type of Audit Committee: We clarify that, in accordance with Article 22, paragraph 2, of Law nº 6,385/76, the Audit Committee complies with Resolution nº 4,910/21 of the National Monetary Council, which is why it is not compliant with CVM Resolution nº 23/21 (former CVM Instruction nº 308/99). 4. Politically exposed persons: With regard to the members of the Board of Directors, the Executive Board, the Fiscal Council and other Committees, only Alexandre de Barros, a member of the Audit Committee, was identified as a Related PEP, due to his partnership with Jose Henrique Marques da Cruz, director of Caixa Econômica Federal, in the company Black Wheels Insurance One Participações Ltda. 5. Additional Information: We inform those elected at the Ordinary General Meeting on April 17, 2025 took office on June 10, 2025, and those elected at the Board of Directors’ Meeting on April 30, 2025 took office on June 18, 2025. We also inform that the appointment of the member elected at the Board of Directors’ Meeting on August 28, 2025 is pending approval of their election by the Central Bank of Brazil. 6. We present below the hierarchical relationship between the above-mentioned Bodies: 43 Additional Information to item 7.5 7.5 Inform the existence of a marital relationship, stable union or kinship up to the second degree between: a) Issuer's management: • Alfredo Egydio Setubal (Member of the Board of Directors) is Roberto Egydio Setubal´s brother (Co-chairman of the Board of Directors). • João Moreira Salles (Member of the Board of Directors) is Pedro Moreira Salles’ son (Cochairman of the Board of Directors); and • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is Ricardo Villela Marino’s cousin (Vice Chairman of the Board of Directors). b) (i) Management members of the issuer and (ii) management members of direct or indirect subsidiaries of the issuer: Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) is Ricardo Villela Marino’s cousin (Vice Chairman of the Board of Directors), is in the management of subsidiaries. c) (i) Management members of the issuer or its direct or indirect subsidiaries and (ii) direct or indirect controlling shareholders of the issuer: • Pedro Moreira Salles (Co-chairman of the Board of Directors), together with his son, João Moreira Salles (Member of the Board of Directors), and his brother Fernando Roberto Moreira Salles, is in the Issuer’s controlling group; 44 • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their siblings José Luiz Egydio Setubal, Olavo Egydio Setubal Júnior, Paulo Setubal Neto and Ricardo Egydio Setubal, are in the Issuer’s controlling group; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with his brother Rodolfo Villela Marino, is in the Issuer’s controlling group; and • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors), together with her brother Alfredo Egydio Arruda Villela Filho, as well as her cousins Ricardo Villela Marino and Rodolfo Villela Marino, are members of the issuer's controlling group. d) (i) issuer's managers and (ii) managers of the issuer's direct and indirect parent companies: • Pedro Moreira Salles (Co-Chairman of the Board of Directors) together with his son, João Moreira Salles, and his brother Fernando Roberto Moreira Salles, participate in the management of the parent companies IUPAR - Itaú Unibanco Participações S.A. and Cia. E. Johnston de Participações; • Brothers Roberto Egydio Setubal (Co-chairman of the Board of Directors) and Alfredo Egydio Setubal (Member of the Board of Directors), together with their brother Ricardo Egydio Setubal, are in the management of parent companies IUPAR – Itaú Unibanco Participações S.A. and Itaúsa S.A.; • Ana Lúcia de Mattos Barretto Villela (Member of the Board of Directors) together with her brother Alfredo Egydio Arruda Villela Filho, and her cousins Ricardo Villela Marino and Rodolfo Villela Marino participate in the management of the controlling companies IUPAR - Itaú Unibanco Participações S.A. and Itaúsa S.A.; • Ricardo Villela Marino (Vice Chairman of the Board of Directors), together with his mother Maria de Lourdes Egydio Villela and brother Rodolfo Villela Marino, is in the management of parent company Rudric Ith Participações Ltda., and Rodolfo Villela Marino, together with his cousin Ana Lúcia de Mattos Barretto Villela is also in the management of the controlling company Companhia ESA; and • Alfredo Egydio Setubal (Member of the Board of Directors), together with brother Ricardo Egydio Setubal, is in the management of the parent company Companhia ESA. Additional Information to item 7.6 7.6 Inform the relations of subordination, provision of services or control maintained in the past three fiscal years between the issuer's administrators and: a) Company controlled, directly or indirectly, by the issuer, except those in which the issuer holds, directly or indirectly, participation equal or superior to 99% (ninety-nine percent) of the capital stock: Management member Ricardo Villela Marino holds a management position in subsidiaries. b) Direct or indirect controller of the issuer: Management members Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, João Moreira Salles, Pedro Moreira Salles, Ricardo Villela Marino and Roberto Egydio Setubal are part of the controlling group of Itaú Unibanco. 45 c) If relevant, supplier, client, debtor or creditor of the issuer, its subsidiary or parent companies or subsidiaries of any of these people: None. Other additional information: a) With respect to the general stockholder’s meetings held over the past three (3) years, we inform: Year Types of Meetings Date/Time Quorum 2025 Annual April 17, 2024 – 10 a.m. 92.18% of the common shares and 50.40% of the preferred shares 2025 Extraordinary April 17, 2024 – - 10:10 a.m. 92.19% of the common shares 2024 Extraordinary October 31, 2024 – - 15 p.m. 92.12% of the common shares 2024 Extraordinary June 26, 2024 – 16 p.m. 92.13% of the common shares 2024 Annual April 23, 2024 – 11 a.m. 92.18% of the common shares and 46.93% of the preferred shares 2024 Extraordinary April 23, 2024 – - 11:10 a.m. 92.18% of the common shares 2023 Annual April 25, 2023 – 11 a.m. 92.14% of the common shares and 42.87% of the preferred shares 2022 Annual April 26, 2022 – 11 a.m. 92.09% of the common shares and 41.35% of the preferred shares 2022 Extraordinary April 26, 2022 – 11:10 a.m. 92.09% of the common shares and 41.35% of the preferred shares b) Audit Committee: The Audit Committee has autonomy to define and contract training activities. The Audit Committee periodically defines the training needs that identify as relevant to the execution of its activities and/or fulfillment of its responsibilities. Once identified, it contracts training to meet the specific needs of the board or its members. Another component of the Audit Committee's training, for matters under its responsibility that it considers to be relevant, is the performance of benchmarks, including abroad, with other organizations or with the best practices identified by consultants. c) Relationship between the Audit Committee, Executive Board of Officers and the Co- Chairpersons of the Board of Directors Based on the responsibilities set out in its Regulations and the assessment of main risks of the Itaú Unibanco Conglomerate, the Audit Committee annually defines its meeting schedule, 46 including with the Board of Officers. This annual planning is continuously revised by the Audit Committee, which may change its meeting planning at any time. Throughout 2022, 2023 and 2024, the Audit Committee held meetings at least once a month with the executives responsible for the Internal Audit areas; every two months with the Chief Risk Officer of Itaú Unibanco; every three months with the Risk Areas (Compliance, Operational Risk, Money Laundering Prevention; Fraud Prevention and Information Security); periodic meetings to monitor the results of the work carried out by the Internal Audit, Risk and Independent Audit areas); half-yearly meetings to monitor the operations of Itaú Chile and its branches; and meetings at least once a year with the Chief Executive Officer, Head of Internal Audit, Chief Risk Officer and President of the Audit Committee of the International Units to monitor the other units abroad. Also, during these years, the Audit Committee held frequent meetings with the Executive Board (Finance, Human Resources, Legal, Corporate Business Unit, Itaú BBA; Technology, Operations and Service, Global Markets & Treasury and Latam, Wealth Management Services, Individual Needs, Individual Business and Clients), other risk areas (Credit, Modeling, Capital, Market and Liquidity), other areas (Ombudsman and Ombudsman), as well as with those responsible for various businesses of the Itaú Unibanco Conglomerate, including abroad, covering Itaú Unibanco units in Latin America and the Northern Hemisphere (United States of America, Caribbean and Europe). Since 2021 the Audit Committee has held private meetings at least on a quarterly basis with the CEO of Itaú Unibanco Holding S.A. It has continued to hold, likewise for a number of years, joint meetings with the Co-chairpersons of the Board of Directors and the CEO of Itaú Unibanco Holding S.A., in which it submits its findings and recommendations and monitors the follow-up of previously submitted recommendations. d) Relationship between the Audit Committee, the Board of Directors and the Fiscal Council The Audit Committee is linked to the Board of Directors of Itaú Unibanco Holding S.A. Every quarter, the Chairman of the Audit Committee presents to the Board of Directors a report on the most relevant topics discussed and monitored in the meetings held during the period. Every six months, the Chairman presents the Audit Committee's recommendations on the financial statements and, annually, the Chairman presents the results of the assessment of the external auditor, the internal auditor and the risk areas, as well as the results of the overall negotiation of the independent auditor's fees. The Audit Committee holds meetings at least on a quarterly basis with the members of the Fiscal Council of Itaú Unibanco Holding SA., in which it submits its findings on the consolidated financial statements of Itaú Unibanco Holding S.A., for the year ended in December of each fiscal year or other topics of interest to the Fiscal Council. e) Relationship between the Board of Directors and the Fiscal Council The Fiscal Council attends the Board of Directors' meeting in which the Issuer's annual financial statements are examined (therefore, once a year). f) Relationship between the Fiscal Council and the Board of Officers The Fiscal Council meets the Board of Officers of Itaú Unibanco Holding S.A., when the Issuer’s financial statements are submitted (therefore, four times a year). g) Relationship between the Board of Directors and the Investor Relations Office 47 The main channel between the Board of Directors and the Investor Relations Officer is the Disclosure and Trading Committee. This committee meets every quarter on a mandatory basis, in addition to approving Material Facts and Announcements to the Market, among other materials, on a timely basis. The composition of the Disclosure and Trading Committee strengthens the relationship with the Board of Directors, as it is composed of members of the Board of Directors, Executive Committee and the Board of Officers. Noteworthy is that the topics included in the agenda of the Disclosure and Trading Committee's meetings may be directly related to the Board of Directors or the Statutory Committees reporting to the latter, such as: • Management Report, Form 20-F, Reference Form and Integrated Annual Report; • Amendments to and creation of new policies; • Opinions on the performance of marketable securities of Itaú Unibanco and best practices from market players, including investors, credit and ESG* rating agencies, corporate governance, analysts and trade associations. • Corporate events such as bonuses, groupings, share splits, etc; • Analysis of the trading of those adhering to the Securities Trading Policy. The Itaú Unibanco’s Investor Relations Officer also prepares materials to the Board of Directors, comparing the financial performance of Company with that of its main competitors, in addition to calculating the market share of the key products of the Bank and its controlled companies. * Environmental, Social and Corporate Governance h) In 2024, we developed the following training programs: As of December, 99% of employees and administrators were up to date with the Integrity Program training and 97% signed the Integrity Policy adherence agreement. The members of the Board of Directors were trained on the topics of Money Laundering Prevention, Terrorism Financing, the Proliferation of Weapons of Mass Destruction, and Corruption. In addition, the content of the Integrity and Ethics Program training was reviewed and updated, and the following topics are covered in these training courses: 1) Ethics and Compliance: Provides guidance on principles and conduct for business, relationships and the work environment, establishing practices that must be followed to comply with standards and laws, aiming at adequate governance and the prevention of conflicts of interest. 2) Anti-corruption: It establishes the standards of conduct in business with public and private bodies, the whistleblowing channel, and alerts them to the risks and consequences of this wrongdoing. 3) Client relations: It outlines the responsibilities of the departments in client and user relations to do business based on good corporate conduct and the Bank’s sustainable development. 4) Anti-Money Laundering: It outlines suspicious acts and situations that may characterize money laundering and terrorism financing, and the actions required to prevent this risk. 5) Information Security: Provides information security tips for employees’ work, highlighting risk situations. 6) Supplier relations: It outlines the organizational principles and values guiding supplier relations and shows the responsibilities of employees in these relations. 48 7) General Personal Data Protection Law (LGPD): It presents the principles of General Data Protection Law and situations in which these guidelines should be taken into consideration in the employee's daily routine. Thematic training courses were also launched addressing sexual harassment, moral harassment and discrimination, as well as three training courses on the topic of corruption prevention for sensitive areas. Finally, awareness and communication campaigns were carried out that addressed, among others, the topics of Reporting Channels, Reporting Channel, relationships with public entities and examples of conflict-of-interest situations. i) Ombudsman’s: In 2024, the volume of grievances received by the Internal Ombudsman’s Office remained at the same level as 2023, consolidating in relation to previous years: In the year, occurrences increased 31% (a 17% growth in guidance and a 40% growth in complaints) compared to 2022. This context reinforces a scenario in which employees are increasingly at ease expressing themselves, showing an environment based on greater psychological safety and alignment with our culture. j) Supporting documentation for meetings of the Board of Directors: The members of the Board of Directors receive, at least five (5) days before the meeting whenever possible, supporting documents for the topics that will be discussed, so that each Member may be properly aware of these topics and be prepared for a productive cooperation in these debates. k) Information related to the evaluation process of the Board of Directors, Committees and Board of Officers is described in item 7.1b. 49 12.9. Supply other information that the issuer may deem relevant Information from item 12.1 On February 5, 2025, the Company’s Board of Directors deliberated to increase the social and paid-up capital within the limit of the authorized capital predicted on our Bylaws in the value of R$33,334,060,190.00 increasing it from R$ 90,729,000,000.00 to R$ 124,063,060,190.00. This increase was carried out through a share bonus, with the issuance of 980,413,535 new bookentry shares, with no par value, of which 495,829,036 are common shares and 484,584,499 are preferred shares, with the base date of this bonus being the shareholding position at the end of March 17, 2025. Information from item 12.6 12.6. With respect to each type and class of security admitted for trading in foreign markets, please indicate: In the United States Our preferred shares have been traded on the NYSE, as ADSs (one ADS represents one preferred share) since February 21, 2002, in compliance with the NYSE and SEC requirements. These requirements include the disclosure of financial statements under the IFRS as of 2011, and compliance with U.S. legislation requirements, including the Securities Exchange Act of 1934 and the Sarbanes-Oxley Act of 2002. Our ADSs are issued by the JPMORGAN CHASE BANK, with principal executive office located at 383 Madison Avenue, 11thFloor, New York, New York 10179. ADS holders do not have the same rights as stockholders, which are governed by the Brazilian Corporate Law. The depositary is the holder of the preferred shares underlying the ADSs. ADS holders have ADS holder rights. ITUB (ADS - American Depositary Share ) a. country United States of America b. market New York Stock Exchange c. administrative entity of the market in which the securities are admitted for trading U.S. Securities and Exchange Commission d. date of admission for trading May 31, 2001 e. if applicable, please indicate the trading segment Level II f. date on which the securities were first listed in the trading segment February 21, 2002 g. percentage of trading volume abroad in relation to the total trading volume of each class and type in the previous year (¹) 48.3% (¹) h. if applicable, the proportion of deposit certificates abroad in relation to each class and type of shares (²) 20.3% (²) i. if applicable, depository bank (3) JPMorgan Chase Bank j. if applicable, custodian institution (3) Itaú Unibanco Holding S.A. (1) Total volume of ADSs traded in relation to the total volume of preferred shares traded in 2024. Source: Economática. (2) Balance of outstanding ADSs in relation to the preferred shares of the capital stock outstanding on December 31, 2024. Medium-Term Note Programme Euro MTF Depending on the issue N/A N/A JPMorgan Chase Bank JPMorgan Chase Bank Grand Duchy of Luxembourg Luxembourg Stock Exchange Commission de Surveillance du Secteur Financier Depending on the issue 50 Investors may hold ADSs directly, registered in their name, or indirectly, through a brokerage or other financial institution. ADS holders do not have the same rights as stockholders, depositaries and holders of the corresponding shares in Brazil. The deposit agreement sets forth the rights and obligations of ADS holders and is governed by New York legislation. In the event of a capital increase that maintains or increases the proportion of the capital represented by preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe only to newly issued preferred shares. In the event of a capital increase that reduces the proportion of capital represented by the preferred shares, the ADS holders, except as described above, have the preemptive right to subscribe to preferred shares in proportion to their interests, and to common shares only up to the extent necessary to prevent the dilation of their interests. Information from item 12.7 12.7. Describe securities issued abroad, when relevant, indicating, if applicable: a) identification of the security, indicating the jurisdiction; b) number; c) total face value; d) issue date; f) restrictions on trading; g) convertibility into shares or concession of right to subscribe or purchase the issuer’s shares, indicating: i. conditions; ii. effects on capital; h) possibility of redemption, indicating: i. cases for redemption; ii. formula for calculating the redemption amount; i) when the securities are debt-related, please indicate: i. maturity, including early maturity conditions; ii. interest; iii. the guarantee and, if secured, a description of the asset that is the subject matter of the guarantee iv. in the absence of a guarantee, whether the credit is unsecured or subordinated v. any restrictions imposed on the issuer with respect to: • the distribution of dividends; • the disposal of certain assets; • the contracting of new debts; • the issue of new securities; 51 • corporate transactions carried out, involving the issuer, its controlling stockholders or subsidiaries. j) any conditions for changing the rights assured by such securities; k) other relevant characteristics. On March 29, 2010, the Medium-Term Note Program (“Program”) of Itaú Unibanco Holding S.A., operating through its head office in Brazil or by means of its branch in the Cayman Islands (“Issuer”), was launched. A list of the issues already settled is presented below: Issue Date Issue Liquidation First issue 04.15.2010 04.15.2020 Second Issue 09.23.2010 01.22.2021 Reopening of the Second Issue 01.31.2011 01.22.2021 Fourth Issue 06.21.2011 12.21.2021 Reopening of the Fourth Issue 01.24.2012 12.21.2021 Fifth Issue 03.19.2012 03.19.2022 Sixth Issue 08.06.2012 08.06.2022 Seventh Issue 11.13.2012 05.13.2023 Eighth Issue 05.26.2015 05.26.2018 Ninth issue 12.12.2017 12.12.2024 Eleventh issue 11.21.2019 11.21.2024 Twelfth issue 01.24.2020 01.24.2023 Thirteenth issue 01.24.2020 01.24.2025 Fourteenth Issue 02.27.2020 08.27.2025 Below are descriptions of the issues. Tenth Issue a. Identification of the security, indicating the jurisdiction: Tier 1 Subordinated Notes (“Notes”) The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. 52 b. Number: 02 Global Notes in the total Global Nominal Value indicated in item (c) below, which may be split into minimum denominations of US$ 200,000.00 and whole multiples of US$ 1,000.00 onwards. c. Total face value: US$750,000,000.00 d. Issue date: March 19, 2018 e. Debt balance on June 30, 2025: R$4,182,030,848.28 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes, in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality, upon prior notice to the holders of the Notes, should there be a regulatory event. Early redemption of Notes at the issuer’s discretion: Subject to authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes in their totality and as from the fifth anniversary of their issue, upon prior notice to the holders of the Notes. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. The Issuer will exercise the option for early redemption of the Notes on September 19, 2025. 53 i. When the securities are debt-related, please indicate: i. Maturity, including early maturity conditions Perpetual notes with no maturity date. Should the Issuer fail to pay any amount due on the Notes and this failure to pay continues for more than 15 days (unless this payment had been suspended or extinguished under the terms of the applicable regulation – see item “vii – Other relevant characteristics”), or should the Issuer fail to pay the redemption amount of the Notes on the redemption date, the Trustee of the holders of the Notes, if so instructed by at least one third (1/3) – calculated at the face value of the Notes – of the holders of the Notes, subject to the provision of guarantees, reimbursement or advance of expenses, file legal proceedings in any court, but not be able to declare the early maturity of the Notes or any other legal remedy, including collection actions or execution actions for unpaid amounts. Should the Issuer be dissolved or wound up or should liquidation or bankruptcy proceedings be initiated, the Notes will be early matured to allow the liability arising from the Notes to be included in these proceedings, it being clear that the payment of the Notes should observe the terms of subordination.The early maturity provided for herein (i) will not be applicable in the event of the winding up of the Issuer in connection with a merger or corporate reorganization not involving bankruptcy or insolvency and provided that this operation is previously approved by the Central Bank of Brazil and the legal successor of the Issuer assumes the obligations arising from the Notes, and (ii) will not be considered a Event of Default and will not give rise to the early maturity of any other debt or financial instrument to which the Issuer is a party. Interest: The Notes were issued at an initial fixed interest rate of 6.50% per year, which is effective until the fifth anniversary of their issue. Every five years as from this date, the interest rate applicable to the Notes will be recalculated based on the interest rate of U.S. Treasury Bonds for the same period. As from March 19, 2023, the interest rate was recalculated to 7.859% per year, which is effective for five years. The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on March 19 and September 19, beginning September 19, 2018. Guarantees: Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. Type: Subordinated.Please see item “vii – Other relevant characteristics”. Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable; however, the amounts due to the holders of the Notes should be paid with the funds available for the distribution of profit (including dividends) of the Issuer (see item “vii – Other relevant characteristics”). 54 the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee at its discretion. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier I of the Referential Equity, in accordance with CMN Resolution nº 4.955, of October 21, 2021 (“Resolution nº 4,955”), as amended from time to time.The Issuer may not make any change that implies modification to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and the subordination of these Notes. Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer, and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations that compose the Additional Tier I Capital of the Issuer and with no guarantee of the Issuer, in accordance with Resolution nº 4,955. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time. Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are BB Securities Ltd., BNP Paribas Securities Corp., Merrill Lynch, Pierce, Fenner & Smith Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the 55 scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was March 19, 2018. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f – Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes so purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. Any remuneration payment due to the holders of the Notes may be suspended: (i) in the event that the payment of this remuneration exceeds the funds available for this purpose; (ii) in the same proportion of the restriction imposed by the Central Bank of Brazil to the distribution of dividends or other results related to the Issuer’s shares, (iii) in the event the Issuer is unable to comply with given capital levels or the payment results in non-compliance with the minimum capital requirements of the regulation of the National Monetary Council. Any remuneration that is not paid as a result of this suspension will be deemed extinguished and this extinction will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. The Notes may be permanently extinguished in the event that (i) some of the Issuer’s operational limits drop below the amount required by the regulation of the National Monetary Council; (ii) a commitment to allocate public resources to the Issuer is executed in accordance with applicable legislation, (iii) the Central Bank of Brazil determines either a special temporary administration system or intervention in the Issuer, or (iv) the Central Bank of Brazil determines the extinction of the Notes according to the criteria established in a specific regulation issued by the National Monetary Council.The extinction of the Notes will not be deemed a Event of Default or another factor that gives rise to debt acceleration in any legal business in which the Issuer takes part. Fifteenth Issue a. Identification of the security, indicating the jurisdiction: Tier II Subordinated Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 02 Global Notes in the Global Nominal Value indicated in item (c) below, which may be split into minimum denominations of US$ 200,000.00 and whole multiples of US$ 1,000.00 onwards. 56 c. Total face value: US$500,000,000.00. d. Issue date: January 15, 2021. e. Debt balance on June 30, 2025: R$2,737,872,402.64 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. h. Possibility of redemption: Yes, as follows. Cases for redemption: Early redemption of Notes at the issuer’s discretion: As from the fifth anniversary of the issue date (inclusive) until April 15, 2026, subject to prior authorization by the Central Bank of Brazil, the Issuer may redeem the Notes, always in their totality. Early redemption of Notes for tax reasons: As from the fifth anniversary of the issue date, subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Notes will be redeemed at the Issuer`s discretion, always in their totality, upon prior notice to the holders of the Notes and subject to certain tax conditions. Early redemption of Notes by virtue of a regulatory event: Subject to prior authorization by the Central Bank of Brazil (if required at the time of redemption), the Issuer may redeem the Notes should there be a regulatory event. A regulatory event is defined as a written notice from the Central Bank of Brazil or any other Brazilian regulatory authority, establishing that the Notes are not classified as falling into Tier II of the Referential Equity or they fall into it in lower proportion than that provided for in the regulation in effect on the issue date. The Notes may not be early redeemed at the holders’ discretion. The Notes will be cancelled in all the aforementioned cases. Formula for calculating the redemption amount: Early redemption of Notes at the issuer’s discretion: 100% of the denominated value of US$1,000.00. Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. Early redemption of Notes by virtue of a regulatory event: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate: i. Maturity, including early maturity conditions 57 The maturity date of the Notes is April 15, 2031. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount. If (i) the Issuer is dissolved (except in connection with a merger or corporate restructuring not involving bankruptcy or insolvency and provided that the Issuer’s legal successor assumes the obligation arising from the Notes); (ii) it suspends the payment or is unable to honor the payment of its debts; (iii) it submits a court-supervised reorganization or bankruptcy plan or takes any other action that implies a change in the payment conditions of its debts; or (iv) bankruptcy proceedings are filed by third parties against the Issuer, and provided that these actions are not suspended within sixty (60) days from their submission. The Issuer, however, will only be required to pay the amounts due if it is declared bankrupted, has been dissolved or is unable to make the payment of the totality or a substantial portion of its liabilities, it being clear that the payment of the Notes should observe the terms of subordination. ii.Interest: These are fixed-rate Subordinated Notes, of which interest rate is 3.875% per year by April 15, 2026. The offer price of the Notes was 99.671%, resulting in a yield to investors of 3.95%. After April 15, 2026, interest rate will be recalculated based on the interest rate in force for 5-year U.S. Treasury Bonds plus Credit Spread (equal to 3.446%). Credit Spread (3.446% per year) is defined as the difference in yield between the rate for the issue of the Notes (3.95% per year) and the interest rate in force for the 5-year U.S. Treasury Bonds upon issue (0.504% per year). The payments of principal and interest will be made by The Bank of New York Mellon, London and New York branches, and The Bank of New York Mellon (Luxembourg) S.A. Interest will be levied on the face value of each Note, from the issue date of the Notes, and it will be due every six months on April 15 and October 15, beginning April 15, 2021. The first interest period will be shorter, corresponding to the period from January 15, 2021 (inclusive) to April 15, 2021. iii.Guarantees: Not applicable.Subordinated Notes. In the event of winding up, the holders of the Notes will be repaid after all the other special creditors with secured guarantee and after all the other unsecured creditors have been satisfied. iv.Type: Subordinated. Please see item “vii – Other relevant characteristics”. v.Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. 58 the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. vi.Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) that are made in conformity with a permitted corporate restructuring process; (vi) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Additionally, the Issuer may change the terms and conditions applicable to the Notes, once for each series, solely to meet a requirement imposed by the Central Bank of Brazil, so that the Notes may be considered as included in Tier II of the Referential Equity, in accordance with CMN Resolution nº 4,955, of October 21, 2021 (“Resolution nº 4,955”), as amended from time to time.The Issuer may not make any change that implies modification, at any level, to the interest rate of the Notes, the amount of the outstanding Notes, the payment dates of interest and its exponential levying, the maturity date originally agreed upon, and the subordination of these Notes. vii.Other relevant characteristics: The Notes are direct, unsecured and subordinated obligations of the Issuer and they will be subordinated in payment preference to all of the other liabilities of the Issuer (except for the tier 1 debt obligations to stockholders). The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering some exceptions that may be provided for in legislation, the same payment preference as all current and future subordinated obligations, with no guarantee of the Issuer, in accordance with Resolution nº 4,955. The Subordinated Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, as the Trustee of the holders of the Subordinated Notes, as amended from time to time.Each issue of Notes will be supplemented by the issue of the Final Terms, following the model agreed upon between the Issuer and the Trustee. The Subordinated Notes are issued solely as book-entry notes. The Subordinated Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are Itau BBA USA Securities, Inc; Banco BTG Pactual S.A., Cayman Branch; J.P. Morgan Securities LLC; Goldman Sachs & Co. LLC; Credit Agricole Securities (USA) Inc. and Citigroup Global Markets Inc.An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes was January 15, 2021. 59 The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f – Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. Subject to authorization of the Central Bank of Brazil and compliance with the operational and capital limits set forth in the item below, the Issuer (or any of its subsidiaries) may, at any time and for any price, repurchase the Notes in the secondary market or in any other way, provided that it is in compliance with the terms of subordination. The Notes purchased will neither entitle the Issuer to attend the annual meeting of the holders of Notes nor be computed for quorum purposes in these meetings. The Issuer intends to use the net amount arising from the issue of Subordinated Notes to partially or fully finance and/or refinance existing or future social and/or green projects, as described in the Final Terms of this issue. Twentieth Issue a. Identification of the security, indicating the jurisdiction: Senior Notes (“Notes”). The Notes and all documents referring to the Program will be governed by the English laws and the courts of England will be responsible for settling any disputes arising from the Program and the Notes issued within its scope. b. Number: 02 Global Notes in the Global Nominal Value indicated in item (c) below, which may be split into minimum denominations of US$ 200,000.00 and whole multiples of US$ 1,000.00 onwards. c. Total face value: US$1,000,000,000.00. d. Issue date: February 24, 2025. e. Debt balance on June 30, 2025: R$5,484,147,345.52 f. Restrictions on outstanding securities: The Notes are offered solely under the terms of Rule 144A of the United States Securities Act of 1933 (“Rule 144A” and the “Securities Act”) and of Regulation S of the Securities Act (“Regulation S”), so that the buyers of the Notes must declare certain conditions, including, but not limited to, the declarations that they are Qualified Institutional Buyers under Rule 144A or Non-US Persons under Regulation S, and that they understand that the Notes have not been registered under the terms of the Securities Act. The secondary trading of the Notes, or of any right related to them, will depend on the delivery, by the seller, of a declaration to the transfer agent of compliance with legislation applicable to the Notes. g. Convertibility into shares: Not applicable. 60 h. Possibility of redemption: Yes, as follows. Cases for redemption: The Notes may not be early redeemed at the holders’ discretion. Early redemption of Notes for tax reasons: The Notes will be redeemed at the Issuer’s discretion, always in their totality at any time, upon prior notice to the holders of the Notes and subject to certain conditions of tax nature. The notes can be fully or partially redeemed at the Issuer’s discretion, provided that a prior notice is provided at least 15 days and at most 30 days in advance. In the event above, the Notes will be cancelled. Formula for calculating the redemption amount: Early redemption of Notes for tax reasons: 100% of the denominated value of US$1,000.00. i. When the securities are debt-related, please indicate: Maturity, including early maturity conditions The maturity date of the Notes is February 27, 2027. If any of the following events occur (each one, an “Event of Default”) and such occurrence survives time, the Trustee of the holders of the Notes, if so instructed by at least one-third (1/3) of the holders – computed at the face value of the Notes – or if so instructed by a special resolution of the holders of the Notes, will inform the Issuer of the accelerated maturity of the Notes, and the payment for which will become immediately enforceable, subject to the terms governing the calculation of the Early Redemption Amount. Should the Issuer (a) suspend payment of the principal value and/or interest in relation to the Notes on the dates on which such principal value and/or interest became due, except, in the case of principal values, if this non-payment event persists for a period of three days and, in the case of interest, for a period of ten days, (b) fail to comply with one or more of its other material obligations as defined for the respective series or in accordance with the Trust Deed and this non-performance persists for a period of 30 days after receiving written notice of this non-compliance from the Trustee, (c) (i) elect the early maturity of any debt or the debt of any one of its material subsidiaries and this early maturity be overdue at least two business days, or (ii) fail to make payment of values relating to its debt and the duration of the non-payment event be at least two business days, (d) (i) be wound up (except when related to a merger or corporate reorganization not involving bankruptcy or insolvency and conditional on the legal successor of the Issuer assuming the obligations pertaining to the Notes), (ii) suspend the payment or be unable to honor payments of its debts, (iii) propose a court-supervised reorganization or bankruptcy plan or promote any other action which implies a change to the payment conditions of its debts, or (iv) should bankruptcy proceedings be proposed by third parties against the Issuer, conditional on these actions not being suspended within sixty (60) days of their submission. In case of any of the events (a), (b) and (c) above, an event of default will occur only if the aggregate amount of the Debt with respect to which any of the events mentioned in the above items has occurred is equal to or higher than the amount equivalent to 0.8% of the Issuer’s reference equity for the most recent fiscal quarter. Holders of Notes representing two-thirds of the total face value of the Notes affected by the above events may revoke the early maturity following notification of this early maturity. 61 Interest: These are fixed-rate Notes and the interest rate of which is 6.000% per year. Interest will be levied on the face value of each Note, from the issue date of the Notes, and will be due every six months on February 27 and August 27, beginning August 27, 2025. Guarantees: Not applicable. Type: Unsecured Any restrictions imposed on the issuer with respect to: the distribution of dividends: Not applicable. the disposal of certain assets: Not applicable. the contracting of new debts: Not applicable. the issue of new securities: Not applicable. corporate transactions carried out, involving the issuer, its controlling stockholders or controlled companies: Any corporate restructuring of the Issuer is permitted, provided that (a) the resulting entity that assumes substantially all of the Issuer’s assets effectively assumes all obligations under the Note; (b) no Event of Default had occurred after the restructuring process; (c) the Issuer certifies that it has complied with these conditions and presents an independent legal opinion that certifies that the resulting entity has legally assumed all the obligations under the Notes. Conditions for changing the rights assured by such securities: Some changes can be made to the terms and conditions of the Notes, without the consent of their holders, such as changes: (i) that are minor corrections; (ii) that are merely of form or of a technical nature; (iii) that are made to correct a patent error; (iv) that are made to correct an ambiguity or inconsistency; (v) to add obligations to the Issuer, for the benefit of the holders of the Notes, or withdraw some right or power granted to the Issuer; (vi) to add guarantees to the Notes; (vii) that are made in conformity with a permitted corporate restructuring process; (viii) that are made for any other modification that does not substantially affect the rights of the holders of the Notes. The changes will be communicated to the holders of the Notes by the Trustee as soon as possible. Other relevant characteristics: The Notes will be ranked equally at any time, with no preference, and they will have, at any time and considering certain exceptions possibly set forth in legislation, the same payment preferences as all the Issuer’s current and future unsecured obligations. The Notes were established by an Amended and Restated Trust Deed dated August 4, 2016, entered into by the Issuer and The Bank of New York Mellon, in the capacity of Trustee of the holders of the Notes, as amended from time to time and supplemented by the Final Terms issued on February 27, 2025. The Notes are issued solely as book-entry notes. The Notes were offered by a syndicate of Dealers of the operation, under an Amended and Restated Dealer Agreement dated August 4, 2016, as amended from time to time. The Dealers of this issue are Bofa Securities, Citigroup, Itaú BBA, J.P. Morgan and UBS Investment Bank. 62 An authorization of the Luxembourg Stock Exchange was obtained for the Notes issued under the scope of the Program to be admitted for trading on the Euro MTF market, managed by that stock exchange. The first day of listing of the Notes of the sixteenth series was February 27, 2025. The Notes were not subject to registration under the Securities Act, and they were offered solely: (i) in the United States of America to Qualified Institutional Buyers, as defined in Rule 144A; and (ii) in any other country to Non-US Persons, in accordance with the definition of the Regulation S of the Securities Act. Please see item “f - Restrictions on outstanding securities”. There has not been and there will not be any effort for a public distribution of the Notes, and therefore no public offering has been registered with the Brazilian Securities and Exchange Commission, or with any other similar body in any other country. The Notes will not be issued, placed, distributed, offered or traded in the Brazilian capital markets. 63